Exhibit 99.1

TransAlta Announces $345 Million Financing and the Early Redemption of $400 Million of Medium Term Notes

CALGARY, July 18, 2018 /CNW/ - TransAlta Corporation ("TransAlta") (TSX: TA, NYSE: TAC) today announced that its indirect wholly-owned subsidiary, TransAlta OCP LP (the "Issuer"), has priced an approximately $345 million bond offering, by way of a private placement, which will be secured by, among other things, a first ranking charge over all but a nominal percentage of the equity interests in the Issuer and its general partner, and a first ranking charge over all of the Issuer's accounts and certain other assets  (the "Financing").

The amortizing bonds will bear interest from their date of issue at a rate of 4.509% per annum, payable semi-annually and maturing on August 5, 2030. The bonds have a preliminary rating of BBB, with a Stable trend, by DBRS.*

Closing of the Financing is expected to occur on or around July 20, 2018.

TransAlta also announced today that it will redeem all of its outstanding 6.40% Medium Term Notes, due November 18, 2019 in the aggregate principal amount of $400,000,000 (the "Notes"). The redemption price will be $1,061.736 per $1,000 principal amount of the Notes (representing, in aggregate, $424,694,410.96) including accrued and unpaid interest on the Notes.

The Issuer will use the net proceeds of the Financing to make an initial advance to TransAlta pursuant to an intercompany loan agreement between the Issuer and TransAlta.  The proceeds advanced to TransAlta by the Issuer will be used to partially fund the redemption price of the Notes.

TransAlta has delivered a notice in respect of the redemption pursuant to the indenture governing the Notes.  The redemption date for the Notes is August 2, 2018.

The securities mentioned herein have not been and will not be registered under the United States Securities Act of 1933, as amended, any state securities laws or the laws of any other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. The securities mentioned herein have not been and will not be qualified for distribution to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the securities in Canada will be made on a basis which is exempt from the prospectus and dealer registration requirements of such securities laws. The securities will be offered and sold in Canada on a private placement basis only to "accredited investors". This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

About TransAlta Corporation

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, this press release contains forward-looking statements and information relating to: the size, price and closing of the Financing, the use of proceeds of the Financing and the Company's strategy of debt reduction and source of funds for the redemption of the Notes. These statements are based on TransAlta's beliefs and assumptions based on information available at the time the assumptions were made and reflect TransAlta's plans. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include, but are not limited to: delays in, or any failure to complete, the Financing; changes in economic or market conditions; any failure of TransAlta to complete the redemption of the Notes as planned; and the sources of financing for the redemption of the Notes as planned. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2018/18/c1401.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598, Email: investor_relations@transalta.com; Stacey Hatcher, Manager, Communications, Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 13:45e 18-JUL-18